Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On September 10, 2026, ONE Nuclear Energy LLC published the following press release:

ONE Nuclear Launches 5 GW Louisiana Portfolio of Energy Projects Comprising Nuclear, Natural Gas and Battery Storage

Three complementary projects unite dispatchable generation, grid-scale battery storage, datacenter infrastructure and a pathway for advanced nuclear development

WEST PALM BEACH, Fla.—(BUSINESS WIRE)—ONE Nuclear Energy LLC (“ONE Nuclear”), an independent developer of large-scale energy solutions, today announced the Louisiana Portfolio, a 5 GW three-project energy and technology program for rapidly expanding datacenter, advanced-manufacturing and industrial demand. Following its prior Project Cayman and Project Amberjack announcements, ONE Nuclear is now presenting the complete Louisiana trilogy with three projects - Cayman, Amberjack and Barracuda - and the distinct role each is expected to play in Louisiana’s energy future.

The Louisiana Portfolio brings together speed, scale and long-term ambition: Cayman provides dispatchable power; Barracuda pairs dedicated generation and storage with datacenter infrastructure; and Amberjack establishes a disciplined pathway toward advanced nuclear generation. Each will advance on its own merits while together creating a compelling foundation for sustained investment in Louisiana.

“The Louisiana trilogy offers three distinct, complementary solutions to answer America’s soaring power demand,” said Richard Taylor, Chief Executive Officer of ONE Nuclear. “Cayman delivers scale, Barracuda connects dedicated power with digital infrastructure, and Amberjack creates a disciplined path toward advanced nuclear power. Together, they demonstrate our long-term commitment to powering Louisiana’s economic growth.”

Project Cayman

Project Cayman is being advanced as a 2.88 GW natural-gas generation and battery energy storage project with the potential for a co-located, high-capacity datacenter technology campus. The project is intended to use modular, dispatchable generation and grid-scale storage to support large industrial and digital-infrastructure loads while contributing reliable capacity in a region experiencing substantial transmission and economic-development investment.

ONE Nuclear has executed a binding letter of intent that provides site control for Cayman’s development. The project is expected to advance in phases aligned with customer demand, fuel availability, utility requirements, interconnection studies, environmental review, permitting and financing. No nuclear generation is included in Cayman’s current development plan.

Project Amberjack

Project Amberjack is being developed as a standalone, scalable, multi-unit small modular nuclear reactor (“SMR”) campus targeting up to 1 GW of advanced SMR generation capacity. Its ultimate capacity, reactor technology and plant configuration will be established through technology selection, detailed engineering, environmental review, transmission studies, commercial arrangements, financing and the federal licensing process.

Having achieved site control, Amberjack is advancing to additional technical and environmental evaluation. Planned work includes land, geotechnical and environmental field studies; cooling-water and logistics evaluations; transmission and interconnection analysis; vendor-neutral SMR technology screening; and continued engagement with local, state and community stakeholders and the U.S. Nuclear Regulatory Commission (“NRC”). The work completed to date does not constitute an NRC site approval, reactor license, environmental authorization or final engineering determination.

Barracuda Energy Park and Technology Campus

Barracuda is being master-planned as an integrated 1.2 GW Energy Park and Technology Campus designed to provide a highly reliable, purpose-built power environment for hyperscale and other large datacenter users. The current planning configuration includes:

●	Up to approximately 1 GW of critical IT datacenter capacity
●	Approximately 1.2 GW of modular, dispatchable natural-gas generation
●	Approximately 300 MW / 1.2 GWh of four-hour battery energy storage

Barracuda’s configuration is intended to retain flexibility to phase generation, storage and datacenter development in response to customer demand, site diligence, utility requirements, permitting, fuel supply, commercial agreements and financing.

The Louisiana Trilogy

At current planning targets, Cayman and Barracuda together represent approximately 4.08 GW of dispatchable natural-gas generation, supported by substantial grid-scale battery storage and datacenter infrastructure. Amberjack separately targets up to an additional 1 GW of advanced nuclear generation. These figures are planning-level development objectives subject to final engineering designs, interconnection awards, utility commitments, permits, customer contracts, financing commitments or construction decisions.

“The Louisiana Portfolio is ambitious because Louisiana’s opportunity is extraordinary,” said Chris Hansmeyer, Chief Development Officer of ONE Nuclear. “These projects are complementary, but they are not dependent on one another. We can advance proven dispatchable generation and storage for near-term demand, purpose-built infrastructure for digital and industrial customers, and a rigorous, site-specific pathway for advanced nuclear power.”

Community Engagement

ONE Nuclear plans to hold a public information meeting in October 2026 for residents, local officials, landowners, community organizations and other stakeholders to introduce the three projects, explain the current planning and study process, outline the environmental, infrastructure and permitting work ahead, answer questions and gather community feedback before major development decisions are made. ONE Nuclear intends this meeting to begin an open, continuing dialogue as Cayman, Amberjack and Barracuda advance through their individual development milestones.

ONE Nuclear is continuing site diligence, environmental and permitting analysis, engineering coordination, utility engagement, customer development and commercial structuring across the portfolio. Additional milestones will be announced as individual projects complete material development gates.

About ONE Nuclear

ONE Nuclear develops advanced nuclear and large-scale energy infrastructure designed to deliver reliable power, strengthen energy security and enable American industrial growth. The company advances projects through disciplined site control, siting and constraints analysis, regulatory planning, engineering coordination and project development. For more information, please visit www.onenuclearenergy.com.

On August 24, 2026, ONE Nuclear’s previously announced business combination (the “Business Combination”) with Hennessy Capital Investment Corp. VII (NASDAQ: HVII) (“Hennessy VII”) was approved by the Hennessy VII shareholders. The combined company is expected to be listed on a national exchange under the ticker symbol “ONEN” following an anticipated transaction close in the second half of 2026, subject to satisfaction of customary closing conditions. For more information, visit https://www.onenuclearenergy.com/newsroom.

Forward-Looking Statements

This press release contains forward-looking statements, including but not limited to statements regarding ONE Nuclear’s and Hennessy VII’s expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this press release are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, the anticipated timing and benefits from the consummation of the Business Combination, ONE Nuclear’s management team’s expectations concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this press release and are based on ONE Nuclear’s and Hennessy VII’s current beliefs and assumptions. ONE Nuclear and Hennessy VII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Hennessy VII’s securities; (2) the failure to satisfy the conditions to the consummation of the Business Combination, including the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of that certain Business Combination Agreement, dated as of October 22, 2025 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Hennessy VII, Solis Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Hennessy VII, and ONE Nuclear; (5) changes in the transaction structure of the Business Combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the Business Combination on ONE Nuclear’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the Business Combination; (9) the outcome of any legal proceedings that may be instituted against ONE Nuclear or Hennessy VII related to the Business Combination or the Business Combination Agreement; (10) ONE Nuclear’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in ONE Nuclear’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affect ONE Nuclear’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by Hennessy VII shareholders in connection with the Business Combination; (16) the risk that ONE Nuclear may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that ONE Nuclear will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (18) other risks and uncertainties described in Hennessy VII’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 6, 2026, and other filings with the SEC, including the registration statement on Form S-4, the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Business Combination from time to time. The foregoing list is not exhaustive, and there may be additional risks that neither Hennessy VII nor ONE Nuclear presently knows or that Hennessy VII and ONE Nuclear currently believe are immaterial. ONE Nuclear and Hennessy VII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

Contacts

For Investors:

Caldwell Bailey – ICR, Inc.

onenuclear@icrinc.com

For Media:

Matt Dallas – ICR, Inc.

onenuclear@icrinc.com